Exhibit 4.3
DESCRIPTION OF CAPITAL STOCK

The following description of the capital stock of MNTN, Inc. (“we,” “us,” “our,” the “Company” or “MNTN”) is a summary of certain provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and the General Corporation Law of the State of Delaware (the “DGCL”). This description is summarized from, and qualified in its entirety by reference to, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, copies of which have been filed with the Securities and Exchange Commission (the “SEC”), and the applicable provisions of the DGCL. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as applicable.
General
Our authorized capital stock consists of:
•400,000,000 shares of Class A common stock, par value of $0.0001 per share (“Class A common stock”);
•100,000,000 shares of Class B common stock, par value of $0.0001 per share (“Class B common stock”); and
•50,000,000 shares of undesignated preferred stock, par value $0.0001 per share.
Common Stock
We have two classes of authorized common stock: our Class A common stock and our Class B common stock. The rights of the holders of our Class A common stock and our Class B common stock are identical, except with respect to voting, conversion and transfer rights.
Dividends
Holders of shares of our common stock will be entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding stock. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.
Voting Rights
Holders of our Class A common stock are entitled to one vote and holders of our Class B common stock are entitled to 10 votes for each share held on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by law or our Amended and Restated Certificate of Incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:
• if we were to seek to amend our Amended and Restated Certificate of Incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

• if we were to seek to amend our Amended and Restated Certificate of Incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
The holders of our Class A common stock and our Class B common stock do not have cumulative voting rights in the election of directors.
Conversion Rights
Holders of our Class A common stock have no conversion rights.
Each outstanding share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers set forth in our Amended and Restated Certificate of Incorporation, including for estate planning purposes, to affiliates or entities controlled by such holder of our Class B common stock. Each outstanding share of our Class B common stock that is held by a natural person who is not our founder will also convert automatically into one share of our Class A common stock upon such natural person’s death, and each outstanding share of our Class B common stock that is held by our founder or his permitted transferees will convert automatically into one share of our Class A common stock upon the date that is nine months following the death or incapacity of our founder. Once converted into our Class A common stock, such Class B common stock will not be reissued.
All of the outstanding shares of our Class B common stock will convert automatically into shares of our Class A common stock at 5:00 p.m., Eastern time, on the earliest of (i) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the first date on which the outstanding shares of our Class B common stock represent less than 5% of the aggregate number of shares of our then-outstanding Class A Common Stock and Class B Common Stock; (ii) the date that is the seven-year anniversary of the closing of our IPO; or (iii) the date specified by the affirmative vote of the holders of at least 66 ⅔% of our outstanding shares of Class B Common Stock. Following the conversion of all outstanding shares of our Class B common stock into Class A common stock, no further shares of our Class B common stock will be issued.
No Preemptive or Similar Rights
Holders of shares of our common stock do have preemptive, subscription, redemption or conversion rights (except, in respect of our Class B common stock, for the conversion rights noted above). There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.
Liquidation
In the event of our liquidation or dissolution, the holders of our Class A common stock and our Class B common stock will be entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.
Fully Paid and Non-assessable
All outstanding shares of our Class A common stock and our Class B common stock are fully paid and non-assessable.

Preferred Stock
We have no outstanding shares of preferred stock.
Under the terms of our Amended and Restated Certificate of Incorporation, our board of directors and any authorized committee thereof are authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock.
Registration Rights
Under our Amended and Restated Investors’ Rights Agreement (the “A&R IRA”), certain holders of our Class A common stock and Class B common stock, including, but not limited to, certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights in respect of the “registrable securities” held by them, as set forth below. Under the A&R IRA, we generally are required to pay all expenses relating to such registrations, including the reasonable fees and disbursements of one counsel for the participating holders, and the holders are required to pay all underwriting discounts and commissions relating to the sale of their shares, stock transfer taxes and other fees of counsel to the selling shareholders. The A&R IRA also includes customary covenants, indemnification provisions and procedural terms.
These registration rights will terminate upon the earliest of (i) the date that is five years after the effective date of our initial public offering or (ii) as to a given holder of registration rights, when such holder of registration rights and its affiliates can sell all of their shares pursuant to Rule 144 of the Securities Act, or holds one percent or less of our common stock and all registrable securities held by such holder can be sold during a 90-day period without registration.
Demand Registration Rights
The holders of at least 40% of the registrable securities then outstanding may request that we file a registration statement with respect to all or a portion of the outstanding registrable securities of such holders having an aggregate proposed offering price, net of underwriting discounts and commissions, of at least $5 million. Generally, we are only obligated to effect up to two such registrations.
Once we are eligible to use a registration statement on Form S-3, the holders of registrable securities then outstanding may request that we file a registration statement on Form S-3 with respect to all or a portion of the outstanding registrable securities of such holders having an aggregate proposed offering price, net of underwriting discounts and commissions, of at least $2.0 million. These holders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, we generally will not be required to effect a registration on Form S-3 if we have effected two or more such registrations within the twelve-month period preceding the date of the request.
The demand registration rights described above are subject to certain customary conditions and limitations, including, if the holders requesting registration intend to distribute their securities by means of an underwritten offering, the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. Additionally, if we determine that it would be materially detrimental to us and our stockholders to effect any such demand registration, we have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 90 days.
Piggyback Registration Rights
In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, in connection with the public offering of such securities, the holders of registrable securities party to the Amended and Restated Investors’ Rights Agreement will be entitled to certain “piggyback” registration rights allowing them to include all or a portion of their registrable securities in such registration, subject to certain marketing and other limitations. These “piggyback” registration rights do not apply to certain excluded registrations, including (i) registrations relating to a demand registration right described above, (ii) registrations on a registration statement relating solely to the sale of securities of participants in a Company stock plan, (iii) a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act, (iv) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities or (v) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered. As a result, whenever we propose to file a registration statement under the Securities Act, other than in connection with one of the foregoing excluded registrations, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.
Anti-Takeover Provisions
Certain provisions of Delaware law, our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws may have the effect of delaying, deferring, discouraging or preventing another person from acquiring control of us.
As discussed below, these provisions are intended to discourage coercive takeover practices and inadequate takeover bids, and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. These provisions may also have the effect of inhibiting fluctuations in the market price of our Class A common stock that may result from actual or rumored takeover attempts, and could make it more difficult to accomplish or deter transactions that stockholders may otherwise consider to be in their or our best interest, including transactions that provide for payment of a premium over the market price of our Class A common stock. We believe, however, that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:
Dual-Class Structure
Our Amended and Restated Certificate of Incorporation provides for a dual-class common stock structure, pursuant to which holders of our Class B common stock, if acting together, will be able to control the outcome of matters requiring stockholder approval, even if such holders own significantly less than a majority of the shares of our outstanding capital stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.
Undesignated Preferred Stock
Our board of directors has the authority, without action by our stockholders, to issue up to 50,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.
Elimination of Stockholder Action by Written Consent; Special Meetings of Stockholders
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless a corporation’s certificate of incorporation provides otherwise. Our Amended and Restated Certificate of Incorporation provides that all stockholder actions must be effected at a duly called annual or special meeting of stockholders and not by written consent in lieu of a meeting. In addition, our Amended and Restated Certificate of Incorporation provides that a special meeting of stockholders may be called only by the chair of our board of directors, our chief executive officer or president (in the absence of a chief executive officer), or at the direction of the board of directors. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our outstanding capital stock to take any action, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our Amended and Restated Bylaws establish advance notice procedures for stockholders seeking to bring business before an annual meeting of our stockholders or to nominate candidates for election as directors at an annual meeting of our stockholders. Our Amended and Restated Bylaws also specify certain requirements regarding the form, content and timing of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Classified Board
Our Amended and Restated Certificate of Incorporation provides that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms. Our Amended and Restated Certificate of Incorporation further provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of the holders of at least two-thirds in voting power of the then-outstanding shares of stock entitled to vote in the election of directors. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the members of our board of directors.

Board of Directors Vacancies
Subject to the rights of the holders of any series of preferred stock that we may designate and issue in the future, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws authorize our board of directors to fill vacant directorships, including newly created seats, and the number of directors constituting our board of directors may only be set by a resolution adopted by our board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors and promotes continuity of management.
Stockholders Not Entitled to Cumulative Voting
The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Amended and Restated Certificate of Incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors are able to elect all of the directors standing for election, if they choose, subject to the rights of the holders of any series of preferred stock that we may designate and issue in the future.
Choice of Forum
Our Amended and Restated Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, team members or other agents to us or to our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the DGCL or our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws (as either may be amended and/or restated) or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; or (4) any action asserting a claim governed by the internal affairs doctrine. Under our Amended and Restated Certificate of Incorporation, this exclusive forum provision does not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision does not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act, Exchange Act, or the rules and regulations thereunder. Our Amended and Restated Certificate of Incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our Amended and Restated Certificate of Incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. There is uncertainty as to whether a court would enforce this provision with respect to claims under the Securities Act, and it is possible that a court of law could rule that the choice of forum provision contained in our Amended and Restated Certificate of Incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

Amendment of Charter and Bylaw Provisions
Our Amended and Restated Certificate of Incorporation further provides that the affirmative vote of holders of at least two-thirds in voting power of the outstanding shares of our capital stock entitled to vote thereon is required to amend certain provisions of our Amended and Restated Certificate of Incorporation, including provisions relating to the size and classification of our board of directors, the election and removal of directors, the prohibition on stockholder action by written consent and the ability of stockholders to call special meetings. The affirmative vote of holders of at least two-thirds in voting power of the outstanding shares of our capital stock entitled to vote thereon is required to amend, alter or repeal our Amended and Restated Bylaws, although our Amended and Restated Bylaws may be amended by a simple majority vote of our board of directors.
Section 203 of the Delaware General Corporation Law
We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
• before such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
• upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
• on or after such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 ⅔% of the outstanding voting stock that is not owned by the interested stockholder. In general, Section 203 defines business combination to include the following:
• any merger or consolidation involving the corporation and the interested stockholder;
• any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
• subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
• any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
• the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Corporate Opportunity Doctrine
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted from time to time by Delaware law, we renounce any interest or expectancy that we otherwise would have in, and all rights to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to any director or stockholder party to the A&R IRA who is not employed by us or our subsidiaries (each such person, an “exempt person”). Our Amended and Restated Certificate of Incorporation further provides that, to the fullest extent permitted by law, no exempt person will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our subsidiaries now engage or propose to engage or (2) otherwise competing with us or our subsidiaries. In addition, to the fullest extent permitted by law, if an exempt person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our subsidiaries, such exempt person will have no duty to communicate or offer such transaction or business opportunity to us or any of our subsidiaries and such exempt person may take any such transaction or opportunity for themselves or offer it to another person or entity. To the fullest extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of us or any of our subsidiaries unless (1) we or such subsidiary would be permitted to undertake such transaction or opportunity in accordance with our Amended and Restated Certificate of Incorporation, (2) we or such subsidiary, at such time, have sufficient financial resources to undertake such transaction or opportunity, (3) we or such subsidiary have an interest or expectancy in such transaction or opportunity, and (4) such transaction or opportunity would be in the same or similar line of business in which we or such subsidiary are then engaged, or a line of business that is reasonably related to, or a reasonable extension of, such line of business.
Limitations on Liability and Indemnification Matters
Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by the DGCL. Prior to the closing of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. Further, we have agreed to indemnify each of our directors and executive officers against certain liabilities, costs and expenses, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and executive officers against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our Amended and Restated Certificate of Incorporation includes provisions that eliminate the personal liability of our directors and officers for monetary damages resulting from breaches of certain fiduciary duties as a director or officer, respectively. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.
These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to Section 262 of the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates.
Listing
Our Class A common stock is listed on the NYSE under the symbol “MNTN.”
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A. The address of the transfer agent and registrar is 250 Ryall Street, Canton, Massachusetts 02021.